UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-1665

CUSIP NUMBER 496719105

(Check one):  [X] Form 10-K [   ] Form 20-F [   ] Form 11-K [  ] Form 10-Q [   ] Form 10-D [   ] Form N-SAR
            [   ] Form N-CSR

For Period Ended:  December 31, 2021
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________

PART I - REGISTRANT INFORMATION

KINGSTONE COMPANIES, INC.
Full Name of Registrant

Former Name if Applicable

15 Joys Lane
Address of Principal Executive Office (Street and Number)

Kingston, New York  12401
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[ X ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b)
The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant could not timely complete the filing of its Annual on Form 10-K for the year ended December 31, 2021 due to the need to finalize the disclosure in the Form 10-K as to the Registrant’s plans to satisfy its $30,000,000 debt obligation due on December 30, 2022.  The delay in filing could not be eliminated by the Registrant without unreasonable effort or expense.   In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, the Registrant will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Richard Swartz	(845) 802-7900
	(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
[ X  ] Yes     [   ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes   [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting (a) revenues of approximately $161,200,000 for the year ended December 31, 2021 as compared to approximately $131,400,000 for the year ended December 31, 2020 due to an increase in earned premiums of approximately $35,800,000, which increase is attributable to the expiration of the personal lines 25% quota share treaty on December 30, 2020 on a cut-off basis, (b) a net loss of approximately $7,400,000 for the year ended December 31, 2021 as compared to net income of approximately $1,000,000 for the year ended December 31, 2020 due to an approximately $35,500,000 increase in net loss and loss adjustment expense in 2021 as compared to 2020, which increase was attributable to an elevated frequency of liability claims, as well as a higher impact from large fire losses and water damage claims as well as a higher impact of catastrophe losses for 2021, (c) a comprehensive loss of approximately $15,500,000 for the year ended December 31, 2021 as compared to comprehensive income of approximately $6,100,000 for the year ended December 31, 2020 due to the unrealized losses within the available-for-sale bond investment portfolio in 2021, and (d) a loss per common share of $0.70 for the year ended December 31, 2021 as compared to earnings per share of $0.09 for the year ended December 31, 2020.

KINGSTONE COMPANIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2022	By:	/s/ Barry B. Goldstein
Barry B. Goldstein
CEO